2/28/07



SECURITIES A[illegible] Wa[illegible] 07002952

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.B. Zoullas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, 29th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie Seinfeld (212) 350-5315
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Nicholas B. Zoullas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.B. Zoullas Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

LESLIE SEINFELD
NOTARY PUBLIC, State of New Yor'
No. 01SE5050426
Qualified in Nassau County
Commission Expires: 10/10/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.B. ZOULLAS SECURITIES, INC.

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

****

909 Third Avenue, 29th Floor, New York, NY 10022 Tel 212-350-5315 Fax 212-350-5233
Member NASD/SIPC • CLEARING AGENT BEAR, STEARNS SECURITIES CORP

N.B. Zoullas Securities, Inc.
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	68,947
Deposits with clearing broker		551,086
Receivables from brokers		96,121
Property and equipment, at cost less accumulated depreciation and amortization of $73,222		37,673
Prepaid expenses and other assets		19,498
Total assets	$	773,325
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	25,221
Commitments		
Stockholder's equity		
Common stock, $1 par value; 200 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		169,900
Retained earnings		578,104
		748,104
Total liabilities and stockholder's equity	$	773,325

The accompanying notes are an integral part of this financial statement.

1. Organization

N.B. Zoullas Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates as an introducing broker principally under a clearance agreement with another broker-dealer (clearing broker), who assumes and maintains the accounts of the Company's customers. The Company transacts its business with customers located throughout the United States.

2. Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation for furniture and equipment is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the life of the lease, which is three years.

Income Taxes

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than three months when purchased to be cash equivalents.

3. Deposits with Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The Company's clearing agreement with its clearing broker requires that a minimum balance of $150,000 be maintained on deposit with the clearing broker. The amounts on deposit at December 31, 2006 consisted of cash in the amount of $551,086. As per the operating lease (license agreement) with its clearing broker, $36,417 is restricted as additional security deposit.

4. Related Party Transactions

Administrative Fees
The Company pays another affiliated company, related through common ownership, for administrative, bookkeeping, advisory services and related projects.

5. Commitments

The Company is obligated to its clearing broker under a noncancellable operating lease (license agreement) for its office premises, which provides for payment of specific amounts subject to escalation based on certain operating costs.

Future annual minimum rental payments under the license agreement, which expires in August, 2009 are as follows:

Year Ending December 31,		Amount
2007	$	183,495
2008		183,495
2009 (August 3, 2009)		107,039

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2006, the Company had net capital, as defined, of $693,784 which exceeded the required minimum net capital of $5,000 by $688,784. Aggregate indebtedness at December 31, 2006 totaled $25,221. The ratio of aggregate indebtedness to net capital was .04 to 1.